UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Robinhood Ventures Fund I

Address of Principal Business Office (No. & Street, City, State, Zip Code):	85 Willow Road Menlo Park, CA 94025

Telephone Number (including area code):	(650) 761-7789

Name and address of agent for service of process:	John Markle
Maureen Montgomery
85 Willow Road
Menlo Park, CA 94025

With copies of Notices and Communications to:	Christopher Healey
Davis Polk & Wardwell
1050 17th Street, NW
Washington, DC 20036
Check appropriate box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X]   NO [ ]

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Menlo Park and State of California on the 15th day of September, 2025.

ROBINHOOD VENTURES FUND I

By:		/s/ Manan Shah
	Name:	Manan Shah
	Title:	Treasurer

Attest:	/s/ John Markle
John Markle
Witness
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